UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Scorpio Bulkers Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y7546A106

(CUSIP Number)

November 17, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[x]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. Y7546A106

13G

1.

NAME OF REPORTING PERSONS

Avenue Capital Management II, L.P.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [x]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER
0

6.

SHARED VOTING POWER
14,161,040

7.

SOLE DISPOSITIVE POWER
0

8.

SHARED DISPOSITIVE POWER
14,161,040

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,161,040

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.85%*

12.

TYPE OF REPORTING PERSON

IA/PN

* See Disclosure in Item 4 of this Schedule 13G.

CUSIP NO. Y7546A106

13G

1.

NAME OF REPORTING PERSONS

Avenue Capital Management II GenPar, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [x]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER
0

6.

SHARED VOTING POWER
14,161,040

7.

SOLE DISPOSITIVE POWER
0

8.

SHARED DISPOSITIVE POWER
14,161,040

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,161,040

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.85%*

12.

TYPE OF REPORTING PERSON

OO

* See Disclosure in Item 4 of this Schedule 13G.

CUSIP NO. Y7546A106

13G

1.

NAME OF REPORTING PERSONS

Marc Lasry

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [x]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER
0

6.

SHARED VOTING POWER
16,533,927

7.

SOLE DISPOSITIVE POWER
0

8.

SHARED DISPOSITIVE POWER
16,533,927

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,533,927

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.17%*

12.

TYPE OF REPORTING PERSON

IN/HC

* See Disclosure in Item 4 of this Schedule 13G.

CUSIP NO. Y7546A106

13G

SCHEDULE 13G

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1 to Schedule 13G”) is being filed on behalf of Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC and Marc Lasry (collectively, the “Reporting Persons”) to amend the Schedule 13G filed with the Securities and Exchange Commission on August 27, 2014 by the Reporting Persons (the “Original Schedule 13G”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Scorpio Bulkers Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”).

Item 1
(a)	Name of Issuer.
Scorpio Bulkers Inc.
(b)	Address of Issuer’s Principal Executive Offices.
9, Boulevard Charles III MC 98000 Monaco
Item 2
(a)	Name of Persons Filing: See Cover Pages Item 1.
(b)	Address of Principal Business Office, or, if none, residence. c/o Avenue Capital Management II, L.P. 399 Park Avenue, 6th Floor New York, NY 10022

(c)	Citizenship:
See Cover Pages Item 4.
(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share.
(e)	CUSIP Number:
Y7546A106
Item 3	Statement filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):
Not applicable.
Item 4	Ownership.
See Cover Pages Items 5-11.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons as of November 17, 2014 are based upon 180,299,695 shares of Common Stock outstanding as of such date, as provided by the Issuer to the Reporting Persons.

Collectively, the securities reported in this Schedule 13G are held by: (i) Avenue Investments, L.P., a Delaware limited partnership, which holds 2,163,985 shares being 1.20% of the Common Stock, Avenue COPPERS Opportunities Fund, L.P., a Delaware limited partnership, which holds 87,605 shares being 0.05% of the Common Stock, Avenue International Master, L.P., a Cayman Islands exempted limited partnership, which holds 5,290,607 shares being 2.93% of the Common Stock, Avenue Special Situations Fund VI (Master), L.P., a Delaware limited partnership, which holds 6,168,615 shares being 3.42% of the Common Stock, Lyxor/Avenue Opportunities Fund Limited, a company incorporated in Jersey, which holds 144,962 shares being 0.08% of the Common Stock and Managed Accounts Master Fund Services – MAP 10, a trust organized under the laws of the Republic of Ireland, which holds 305,266 shares being 0.17% of the Common Stock (clause (i), collectively, the “Avenue U.S. Funds”); and (ii) Avenue Europe Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership, which holds 418,129 shares being 0.23% of the Common Stock, Avenue Europe Special Situations Fund II (Euro), L.P., a Cayman Islands exempted limited partnership, which holds 779,103 shares being 0.43% of the Common Stock and Avenue Europe Special Situations Fund II (U.S.), L.P., a Cayman Islands exempted limited partnership, which holds 1,175,655 shares being 0.65% of the Common Stock (clause (ii), collectively, the “Avenue Europe Funds”).

Avenue Partners, LLC, a New York limited liability company, is the General Partner of Avenue Investments, L.P. and a shareholder of Avenue International Master GenPar, Ltd., a Cayman Islands exempted company.  Avenue COPPERS Opportunities Fund GenPar LLC, a Delaware limited liability company, is the General Partner of Avenue COPPERS Opportunities Fund, L.P. Avenue Capital Partners VI, LLC, a Delaware limited liability company, is the General Partner of Avenue Special Situations Fund VI (Master), L.P.  GL Partners VI, LLC, a Delaware limited liability company, is the Managing Member of Avenue Capital Partners VI, LLC.  Avenue International Master GenPar, Ltd., Cayman Islands exempted company, is the General Partner of Avenue International Master, L.P.  Avenue Capital Management II, L.P., a Delaware limited partnership, is an investment adviser to each of the Avenue U.S. Funds.

Avenue Europe Opportunities Fund GenPar, LLC, a Delaware limited liability company, is the General Partner of Avenue Europe Opportunities Master Fund, L.P.  Avenue Europe Capital Partners II, LLC, a Delaware limited liability company, is the General Partner of each of Avenue Europe Special Situations Fund II (Euro), L.P. and Avenue Europe Special Situations Fund II (U.S.), L.P. Avenue Europe International Management, L.P., a Delaware limited partnership, is an investment adviser to each of the Avenue Europe Funds.

Avenue Capital Management II GenPar, LLC, a Delaware limited liability company, is the General Partner of Avenue Capital Management II, L.P.  Avenue Europe International Management GenPar, LLC, a Delaware limited liability company, is the General Partner of Avenue Europe International Management, L.P.  Marc Lasry is the Managing Member of GL Partners VI, LLC, Avenue Partners, LLC, Avenue Capital Management II GenPar, LLC, Avenue Europe Opportunities Fund GenPar, LLC, Avenue COPPERS Opportunities Fund GenPar, LLC, Avenue Europe Capital Partners II, LLC and Avenue Europe International Management GenPar, LLC.

Avenue Capital Management II, L.P. and Avenue Capital Management II GenPar, LLC may be deemed to be the beneficial owners of the Common Stock held by the Avenue U.S. Funds and Marc Lasry may be deemed to be the beneficial owner of the Common Stock held by the Avenue U.S. Funds and the Avenue Europe Funds.

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.
Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable.
Item 8	Identification and Classification of Members of the Group.
Not applicable.
Item 9	Notice of Dissolution of Group.
Not applicable.
Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. Y7546A106

13G

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 2014

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC,

its General Partner

By: /s/ Eric Ross

Name: Eric Ross

Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By: /s/ Eric Ross

Name: Eric Ross

Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

By: /s/ Eric Ross

Name: Eric Ross

Title: Attorney-in-Fact for Marc Lasry

CUSIP NO. Y7546A106

13G

Exhibits

Exhibit 24

Power of Attorney for Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 24 to the filing on Schedule 13G relating to beneficial ownership of shares of common stock, par value $0.01 per share, of Spectrum Brand Holdings, Inc., filed with the Securities and Exchange Commission on June 25, 2010).

Exhibit 99.1

Agreement of Reporting Persons

CUSIP NO. Y7546A106

13G

EXHIBIT 99.1

Agreement of Reporting Persons

Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC and Marc Lasry hereby agree to file jointly the statement on this Amendment No. 1 to Schedule 13G to which this Agreement is attached and any further amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:   November 25, 2014

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC,

its General Partner

By: /s/ Eric Ross

Name: Eric Ross

Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By: /s/ Eric Ross

Name: Eric Ross

Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

By: /s/ Eric Ross

Name: Eric Ross

Title: Attorney-in-Fact for Marc Lasry